ADURO CLEAN TECHNOLOGIES INC.

Management Discussion & Analysis

For the three months and year ended May 31, 2026

(Expressed in Canadian Dollars)

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months and year ended May 31, 2026

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of Aduro Clean Technologies Inc. (the "Company") should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2026 and the accompanying notes thereto (the "Financial Statements"), which have been prepared in accordance with IFRS Accounting Standards ("IFRS"). The MD&A has been prepared as of August 31, 2026, pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") of the Canadian Securities Administrators ("CSA").

All dollar amounts are expressed in Canadian dollars. This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-IFRS measures (the "Non-IFRS Measures"). Refer to "Cautionary Statement Regarding Forward-Looking Statements" and "Cautionary Statement Regarding Certain Non-IFRS Performance Measures" included within this MD&A. This MD&A and the Company's annual audited financial statements and other disclosure documents required to be filed by applicable securities laws have been filed in Canada on SEDARPLUS at www.sedarplus.com. Additional information can also be found on the Company's website at https://adurocleantech.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" that reflect the Company's current expectations and projections about its future results. Forward-looking statements are statements that are not historical facts, and include, but are not limited to: estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, capital raising initiatives, the impact of industry and macroeconomic factors on the Company's operations, and market opportunities; and statements regarding future performance. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, including those identified by the expressions "considers", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "will", "intends", and "estimates". By their very nature forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Geopolitical uncertainties and disruptions in supply-chains have cast uncertainty on each of the underlying assumptions. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company's business remain unknown at this time. These impacts could include, amongst others, an impact on our ability to receive equipment in a timely fashion due to delays in supply chain, an impact on our ability to obtain debt or equity financing, increased credit risk on receivables, and potential future decreases in revenue or profitability of the Company's ongoing operations.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties, and other factors, most of which are difficult to predict and are generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to, those set forth under "Risks and Uncertainties" below. Forward looking statements in this MD&A include, but are not limited to, the plans of the Company to implement a business model of licensing, royalties and research and development ("R&D"); the intention of the Company to achieve monetization of its chemical technology platform by implementation of its business model, thereby reducing its need for cash while enabling an expedient path to commercialization; the Company's plan to develop commercial partnerships by means of demonstration projects; the Company's plans to capitalize on significant growth potential in the clean energy technology sector through the advancement and commercialization of the Company's proprietary technology; the Company's plans to continue to raise equity financing in order to execute its business plan, maintain a strong capital base and safeguard the Company's ability to continue as a going concern such that it can provide future returns for shareholders and benefits for other stakeholders; the Company's plan to engage potential partners and customers through demonstration projects; and the Company's plan to develop, build and supply a pre-commercial pilot plant as a necessary step in its commercialization program.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations and projections. In particular, risk that could change or prevent these statements from coming to fruition include, but are not limited to, that the Company may be unable to implement its business model as anticipated or at all due to a variety of reasons, including lack of future financing and capital, changes in technology or due to competition; the Company may be unable to achieve commercialization of its technology for various reasons; the Company may fail to develop significant commercial partnerships and competitors may offer more attractive products or alternatives; the Company may be unable to engage any potential partners or customers through demonstration projects; the Company may be unable to develop, build and supply a pre-commercial pilot plant; the clean energy technology sector may not develop as anticipated or the Company's technology may otherwise become obsolete; and the Company may be unable to raise additional financing in order to advance its business or continue operations until it can generate significant revenues.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities law.

The forward-looking statements contained herein are based on information available as of August 31, 2026.

Cautionary Statement Regarding Non-IFRS Performance Measures

This MD&A makes reference to certain Non-IFRS financial measures that are used by management to evaluate the Company's performance which are commonly used by financial analysts in evaluating the financial performance of companies, including companies in the technology industry. Accordingly, we believe that the Non-IFRS Financial Measures may be useful metrics for evaluating the Company's financial performance, as they are measures that we use internally to assess the Company's performance, in addition to IFRS measures. Readers are cautioned that the Non-IFRS Financial Measures do not have a standardized meaning and should not be used in isolation or as a substitute for net (loss) income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with IFRS.

BUSINESS OVERVIEW AND DESCRIPTION

The Company was incorporated in the Province of British Columbia on January 10, 2018, under the Business Corporations Act (British Columbia). On February 12, 2019, the Company's shares commenced trading on the Canadian Securities Exchange ("CSE") under the symbol "DFT". On April 23, 2021, the Company changed its name to "Aduro Clean Technologies Inc." from Dimension Five Technologies Inc. and the Company's shares were re‐listed under the symbol "ACT". On November 7, 2024, the Company's common shares commenced trading on the Nasdaq Capital Market under the ticker symbol "ADUR" and on July 28, 2021, on the Frankfurt Exchange in Germany under the symbol "9D50". On May 27, 2026, the Company's common shares commenced trading on the Toronto Stock Exchange ("TSX") under the symbol "ACT". The Company concurrently delisted its common shares from the CSE. The Company's primary activity is as a holding company and its only holding is the investment in Aduro.

Aduro is an early-stage, Ontario-based clean technology company that has developed a highly versatile chemical technology platform featuring three water-based applications: Hydrochemolytic Plastics Upcycling, Hydrochemolytic Upgrading of Logistically Challenged Crude, and Hydrochemolytic Renewables Upgrading. As of today, the Company owns through acquisition and development, eleven patents, seven granted and four pending.

The future Aduro business model is based principally on licensing, royalties, and research and development. However, the Company is still investigating alternative business models that may better fit the fast-changing and dynamic market in which it finds itself and its future commercial operations. Monetization of the Aduro Clean Technologies chemical technology platform through a licensing model reduces the Company's need for capital while enabling a pathway to commercialization that management of the Company believes is relatively straightforward, timely, and capital-efficient.

Aduro is developing customer relationships by means of demonstration projects. Management believes that this strategy has been demonstrated to be very effective for building a pipeline of customer interests and agreements. Among the intended business benefits are developing long term customer and partner relationships, a better understanding of the behaviors and characteristics of geographical territories and the potential impact of the technology from an environmental, social, and governance criteria. Additional benefits are in gaining direct market information and guidelines that helps the Company shape its value proposition and tailor its offering to be most competitive in the market.

In addition to commercial relationships, partnering with organizations such as research partners enables the Company to leverage its capital to expand relationships and projects while advancing the Company's commercialization interests.

For Aduro co-founders, Ofer Vicus, Chief Executive Officer ("CEO"), and Marcus Trygstad, Principal Scientist, the impetus to form Aduro was the vision to develop hydrothermal upgrading ("HTU") technology for upgrading heavy oils. But in its scientific research & development efforts, the Company explored the possibility to beneficially apply certain principles of HTU in the seemingly unrelated fields of plastic and tire rubber upcycling and renewable oil upgrading. This ultimately led to invention of the more powerful and versatile Hydrochemolytic™ technology ("HCT"), that overcomes severe limitations of HTU technology and related approaches practiced by others. As the key element of the Aduro technology platform and the basis for the Company's commercialization thrust into plastics upcycling and bitumen upgrading, HCT and its application represent essential "Intellectual Property" in the form of proprietary know-how and eleven patents (seven granted and four pending).

The purpose of the Aduro technology platform is to enable commercialization of configured solutions that transform lower-value feedstocks into useful, higher-value chemical feedstocks and fuels. Such solutions offer the possibility for stand-alone implementation, but management believes their greatest economic relevance and impact will be achieved through integration into thermal operation infrastructure at existing plants. Accordingly, Aduro aims to create strategic partnerships to demonstrate and implement the technology through licensing arrangements.

A key strength of the Company's approach is technology versatility that may confer both economic and operational flexibility to minimize implementation risks and costs and maximize implementation speed while adapting to a given customer's specific needs. The following are examples of specific applications, under consideration or being pursued, which illustrate the technology's adaptability:

1) Plastics Upcycling. This application converts waste plastics into feedstocks for producing new plastics or hydrocarbon fuels. Possible implementations may include (a) existing oil refineries for mass processing of waste plastic and tire rubber into petroleum streams; and (b) small and large waste disposal sites for direct production of fuels and high-value chemical feedstocks, thereby also avoiding the negative impact of transportation emissions and reducing the footprint of the landfill in an advanced material processing ecosystem; and  (c) manufacturers of plastic products interested in avoiding disposing of volumes of waste cuts into the waste streams.

2) Logistically Challenged Crude. HCT provides a high-impact upgrading pathway for both Alberta bitumen and highly-paraffinic waxy crudes, improving their chemical quality, flow properties, and refinery relevance.

I. Bitumen Upgrading. HCT can also potentially upgrades the bottom-of-the-barrel material from vacuum distillation, reducing viscosity, stabilizing the product, and converting heavy residue into more valuable distillate-range molecules. This transformation expands market access beyond specialized heavy-oil refineries, making bitumen streams compatible with a much larger number of North American and Global refineries - unlocking higher netbacks and reducing dependence on diluent and constrained logistics.

II. Highly Paraffinic Waxy Crude Upgrading. HCT breaks long-chain paraffins that drive extreme pour points, increasing the composition of valuable distillates and producing a freely flowing, stable crude that eliminates heated handling and insulated transport. This removes the long-standing logistical penalty and positions waxy crudes for broader refining markets rather than niche wax-tolerant buyers while improving the intrinsic value of the barrel, making it a crude of choice for light refineries.

In both cases, HCT converts stranded and/or discounted barrels into more flexible, higher-value feedstocks with materially improved logistics, pricing, and refinery acceptance.

3) Upgrading of Corn Distillers Oil. A byproduct from ethanol production, this and other renewable oils may be converted to renewable diesel feedstocks by the application of thermocatalytic deoxygenation ("TCD") technology, also developed and patented by Aduro. Besides integration into the backend of plants that produced ethanol from corn, this process may be applied to renewable oils from crushed oil seed operations, beef and poultry processing plants. It also may be integrated with existing biodiesel plants to produce renewable feedstocks for diesel, sustainable aviation fuel ("SAF") and specialty chemicals.

OPERATIONS PROGRESS AND OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the sections entitled "Cautionary statement regarding forward-looking statements" and "Risk Factors".

The Aduro operations plan for calendar year 2024 was to enable a significant uplift for its Hydrochemolytic™ technology development by moving the technology from lab-scale batch reactors into bench-scale, continuous-flow technology demonstration processing units. These units support the Company's commercialization program and provide the necessary tools to accelerate stakeholder engagement and the building of a commercial pipeline for its platform technology. To accommodate its growth, the Company also commenced an expansion of its laboratory facilities which was completed in calendar year 2024. The laboratory expansion aligns with the Company's growth, increases the Company's pilot space, accelerates its research and scale-up capabilities, and increases its capacity to host potential customer trials and demonstrations. The Company's main operational goals for 2024 were achieved, including the commissioning of its continuous-flow technology demonstration reactor units for processing end-of-life plastics and for upgrading bitumen, and the completion of laboratory facilities expansion in London, Ontario.

In calendar year 2025, a key operational goal for Aduro was to advance its Hydrochemolytic™ technology scale-up pathway through the commissioning of the Next Generation Process ("NGP") pilot plant for end-of-life plastics. The NGP pilot plant is expected to generate the necessary data to determine and optimise the specifications for Aduro's planned commercial demonstration plant, provide essential inputs for a life cycle assessment to evaluate and quantify environmental performance data of the HCT at a pilot scale, and serve as a primary resource to accelerate and expand customer and industry partner engagement by delivering technology demonstrations, data analysis, and customer trials.

To support the growth achieved in 2025 and accommodate the pilot plant and associated growth in personnel, the Company expanded its laboratory and office facilities in London, Ontario, Canada. The expanded site supports the advancement of Aduro commercialization efforts, including the Customer Engagement Program ("CEP"), technology demonstration to potential customers, and research and development of new technologies to broaden the Aduro technology platform. Aduro successfully achieved its operational goals for 2025, which included the commissioning of its NGP pilot plant for processing end-of-life plastics, completing the expansion of laboratory and office facilities in London Ontario, increasing stakeholder engagement, adding new participants to its customer engagement program, and successfully graduating from the multi-year Shell GameChanger program.

Building on the growth achieved and ongoing progress toward the commercial deployment of HCT, the Company selected Chemelot Industrial Park in the Netherlands as the location for its planned industrial scale-up facility, which will host a First-of-a-kind ("FOAK") industrial plant deploying HCT for chemical recycling of waste plastics. With the transition of NGP pilot plant into initial operating campaigns, the Company is well positioned with the necessary tools to execute its calendar year 2026 plans, focusing on expanding stakeholder engagement while advancing its commercialization objectives.

The Company's main goals for calendar year 2026 are as follows:

  Complete planned trials and experimentation programs on the newly commissioned NGP pilot plant for end-of-life plastic with the aim of supporting the Company's scale-up program to determine the respective specifications for the FOAK plant scale, provide necessary inputs for a life cycle assessment to assess and quantify the environmental performance of the HCT at a pilot scale, and to be a key resource in expanding the established CEP.

In June 2026, the Company successfully completed a multi-month series of operating campaigns at its NGP pilot plant, demonstrating sustained steady-state operation. The results provide data that are being used to refine and optimise operating parameters and inform the design basis for the FOAK plant. They also support the next phase of operating campaigns, including progression toward longer-duration campaigns and sustained pilot plant operations on a 24/7 basis.

  Finalise the site selection and complete the final design of the Company's Commercial FOAK industrial plant.

During 2026, the Company selected Chemelot Industrial Park in the Netherlands as the location for its planned industrial scale-up facility, which will host the FOAK industrial plant deploying HCT for chemical recycling of waste plastics.

  Commence the construction of the Company's Commercial FOAK industrial plant with project completion expected in early calendar year 2028.

During 2026, the Company has appointed a local Project Director who will oversee the planning and execution of site development activities for the FOAK facility, contracted Ebert Hera B.V. to lead the civil and environmental permitting process for its FOAK industrial facility, and selected Saipem for Early Works and Services focusing on early engineering and procurement activities for the FOAK, including review of the Process Design Package, optimization of critical equipment packages, preliminary utility integration, and capital cost refinement.

  Continue to progress the ongoing technology evaluation projects, solidifying key relationships, and completing initial project scope in preparation for discussions including expanded project scope and collaboration projects.

  Accelerate and expand its customer and industry partner engagement by continuing to provide technology demonstrations, data analysis, and customer trials, with the aim of gaining access to diverse real-world feedstocks and understanding of the unique customer needs and solidifying a future commercial pipeline of projects.

  Continue to build on the Company's strong patent portfolio. Continued refinement of chemical and process technology will further enhance company capability to implement and optimize commercial solutions, significantly expanding its intellectual property in the form of proprietary know-how and filings of new patent applications.

In April 2026, the Company announced it filed a continuation-in-part (CIP) patent application with the USPTO seeking to extend HCT intellectual property protection to the upgrading of highly paraffinic crude oils. This represents a new potential application of HCT - further supporting HCT's positioning as a platform technology across diverse hydrocarbon feedstocks.

BUSINESS PARTNERS AND AGREEMENTS

As part of its strategic planning, the Company has set stakeholder engagement, through technology demonstration, customer trials, and research projects, as one of its key goals to support and advance its commercialization program.

A main component of this strategic approach is connecting with prospective customers on its path towards the commercial development of its technologies through the Company's established Customer Engagement Program. These prospective customers and partners include petrochemical companies, waste management companies, users of plastic goods such as packaging for fast-moving consumer goods, and resource companies.

One objective of the CEP is to provide the Company with guidance for the development of its technologies and to access complementary knowledge within larger, established operating companies. Achieving that objective occurs progressively at three levels:

  Technology evaluation - prospective customers are evaluating the benefits of our technology.
  Collaboration - prospective customers are provided with a more in-depth understanding of our technology with possible customization for their specific needs.
  Commercialization - customers will commit to commercial projects pursuant to definitive agreements.

Each level can have multiple elements or steps with varying timelines depending on the agreed scope of work with each participant. While we have been successful with these engagements for the evaluation of our technology so far, and we currently have one engagement in the collaboration stage of the CEP and are in discussions with other prospective customers to move to the collaboration stage, we currently do not have any commercial partnership agreements in place. As of the date of this MD&A, there are no guarantees that any subsequent definitive partnership agreements will result from any of our existing relationships with prospective customers.

As of the date of this MD&A, the CEP participants include the following:

Shell GameChanger:

On November 3, 2022, the Company announced its successful selection and acceptance into the Shell GameChanger Program to apply Aduro Hydrochemolytic technology for producing sustainable naphtha cracker feedstock from polyethylene, polypropylene, and polystyrene, individually or on a mixed-feed basis. Shell GameChanger is an accelerator program designed to partner with businesses to deliver innovative solutions that have the potential to drastically impact the future of energy and the transition to net-zero emissions.

To support the project, Shell contributes non-dilutive funding with the contribution payments being spread over six project phases, each and its associated payment being contingent on meeting the objectives of the previous. In addition, Shell will provide technical expertise to help Aduro develop reliable process designs and optimize the Hydrochemolytic technology for commercial implementation. Shell GameChanger will also mentor Aduro in developing its commercial strategy and market position.

On September 5, 2023, the Company announced that it had passed the project midpoint as part of the Shell GameChanger program and is underway with the tasks outlined for phase four. The tasks outlined for the first three phases involved evaluating the performance of HCT using pure and mixed plastic feeds, measuring the impact of HCT when contaminants are present, and understanding and optimizing the key additives in the process for effectiveness and economics. All three phases achieved results that met defined performance targets. During phase four, Aduro will demonstrate HCT efficiency in continuous-flow operation with emphasis on operability and product quality. Additionally, Aduro will examine process transitions from batch to continuous-flow and evaluate 'tunability' to maximize naphtha cracker feed yield.

On December 16, 2025, the Company announced its successful graduation from the Shell GameChanger program.

TotalEnergies SE:

On October 11, 2023, the Company announced the addition of a new participant to its CEP. The confidential participant is a large global petrochemical leader with significant influence in the chemicals and plastics sector that extends into the global energy market. As part of the paid engagement, the participant will contribute funding to support the work being conducted by Aduro while also providing the opportunity for Aduro to perform analysis and experimentation using diverse waste polymers sourced from different locations and businesses across the world, each with varying compositions and contaminant levels.

On November 30, 2023, the Company announced the expansion beyond the initial testing with the CEP participant mentioned above, which includes testing a more diverse range of waste plastic materials, specifically targeting those with higher concentrations of PET, polyurethane, metals, and other challenging contaminants. This testing expansion indicated the participant's interest in assessing the broader capabilities of our technology. The expanded scope provides important data that will support our development and scale-up program as well as increase the respective project funding committed for phase one testing.

On July 30, 2024, the Company announced it entered into a Research and Development (R&D) strategic collaboration with the previously confidential CEP participant, TotalEnergies SE. This collaboration follows technical evaluations announced previously and underscores the growing interest in the Company's HCT. The Collaboration, which is expected to span over twelve months, will focus on a more diverse range of waste plastic materials, particularly those with higher concentrations of polyolefins, polyurethane, metals, and other challenging contaminants. The project aims to establish process parameters to manage these variable, hard-to-recycle feedstocks, optimize the process design and operating conditions, and lay the groundwork for commercial scale-up. TotalEnergies will provide both financial and in-kind support, including access to technical resources. This collaboration aims to lay the groundwork for a commercial process, as well as to generate valuable data to assist the Company's technology development. The collaboration remains active and in its final stage, nearing completion.

Confidential Petrochemical Company:

On October 11, 2023, the Company announced the addition of another participant to its CEP. The participant is a major global petrochemical company with significant market presence in the Americas and worldwide. As part of the paid engagement, the participant has contributed funding to support the work being conducted by Aduro.

Since joining, the participant has provided multiple representative feedstocks for testing under HCT conditions. These feedstocks have been evaluated at Aduro facilities and through analysis conducted independently by the participant. Results of these studies have been encouraging, with the participant expressing particular interest in the quality of the product generated. This engagement remains active.

Multinational Food Packaging Company:

On March 5, 2024, the Company announced the onboarding of a leading, global multinational food packaging company ("MFP Company") to its CEP. MFP Company operates in over 15 countries and is a prominent player in the global food processing and distribution sector, boasting a portfolio of well‐known brands. At the core of its operations, MFP Company integrates environmental, social, and governance principles, focusing on innovation and efficiency. The MFP Company is dedicated to recycling or recovering 90% of its solid waste and aims to reduce plastic use, increase the use of biodegradable and recycled materials, and minimize the use of virgin plastic. The technical evaluation project is focused on assessing the potential of HCT for recycling the MFP Company's plastic waste from food packaging. Through this project, the Company is conducting direct tests of HCT on the specific types of plastic waste produced by MFP Company with the objective of showcasing the technology's effectiveness and gaining a deeper understanding of the unique waste management challenges faced by the food industry.  The goal is to highlight the advantages of HCT to MFP Company and develop a customized chemical recycling solution to meet the specific needs for recycling food packaging plastic waste and position HCT as a viable solution for advanced recycling in the food industry. This engagement remains active.

GF Building Flow Solutions Americas:

On March 27, 2024, the Company announced the onboarding of a leading, multinational building materials company ("MBM Company") to our CEP. MBM Company has extensive manufacturing operations across over 20 countries and a global distribution reach. MBM Company is recognized for its vast range of building materials and is dedicated to promoting sustainability through material circularity, emphasizing the recycling and reuse of materials across its product lines covering infrastructure, energy systems, municipal sewer, ventilation, and water treatment. The engagement will begin with a technical evaluation project focused on assessing the potential of HCT for recycling cross-linked polymers, a key material in the client's product portfolio. Test samples will be sourced from waste streams at the client's production facilities.

On November 12, 2024, the Company announced its entry into a MOU with GF Building Flow Solutions Americas ("GF"), a leader in sustainable building solutions and global provider of Uponor-branded products. GF Building Flow Solutions Americas is one of the leading international producers of pipes used to move water for buildings and infrastructure, including pipes made of cross-linked polyethylene (PEX), which are commonly used in energy-efficient heating and safe plumbing due to their robustness, temperature resistance and longevity.

GF previously participated in the Aduro CEP to conduct a phase 1 technical evaluation focused on assessing the potential of HCT for recycling cross-linked polymers. Initial results from this technical evaluation demonstrated that Aduro HCT has the unique ability to break down cross-linked polyethylene to raw material for the manufacture of ethylene. The MOU marks an important step as the two companies explore a pathway to a formal, structured collaboration to enhancing the ongoing GF effort to convert byproduct from Uponor production of PEX into valuable raw materials. This engagement remains active.

Cleanfarms Inc:

On May 8, 2025, the Company announced the signing of a MOU with Cleanfarms Inc. ("Cleanfarms"), which is known as AgriRÉCUP in Quebec. Cleanfarms is a Canadian Producer Responsibility Organization ("PRO") focused on agricultural waste management. The MOU outlines a multi-phase collaboration to evaluate the technical and economic feasibility of using Aduro's HCT as a potential commercial-scale solution for the chemical recycling of on-farm plastic waste that is currently difficult to manage through conventional methods. The MOU and respective collaboration aim to assess the potential of HCT to convert difficult-to-recycle agricultural plastics into usable hydrocarbon products, supporting improved diversion, resource recovery, and circularity in the farming sector.

Cleanfarms operates within Extended Producer Responsibility frameworks in several Canadian provinces and works with more than 200 member companies and a network of over 2,000 collection sites to ensure these materials are responsibly managed. In 2023, Cleanfarms achieved an 87% recovery rate for pesticide and fertilizer containers under 23 litres, reflecting the effectiveness of its programs and the commitment of Canadian farmers to environmental practices. These capabilities make Cleanfarms a critical partner in enabling real-world evaluation of Aduro's HCT, which has demonstrated strong performance on contaminated and mixed-polymer feedstocks. This engagement remains active.

ECOCE:

On December 3, 2025, the Company announced that it has entered into a multi-year framework collaboration agreement with ECOCE, A.C. ("ECOCE"), to jointly evaluate HCT as a potential chemical recycling solution for flexible and mixed plastic packaging in Mexico, a large and particularly challenging waste stream that ECOCE has identified as a priority. ECOCE is a non-profit environmental civil association created and sponsored by the food and beverage industry. It administers Mexico's national private collective packaging management plan for post-consumer PET, HDPE, aluminum, and other materials on behalf of its member companies. Through nationwide collection, education, and take-back initiatives, ECOCE coordinates the recovery of post-consumer packaging and channels it into recycling systems across Mexico, a country of approximately 132 million people. Under this collaboration, ECOCE and Aduro are focused on evaluating the application of HCT on real post-consumer flexible plastic packaging, including multi-layer and mixed structures, sourced through ECOCE's post-consumer packaging collection and management systems. The collaboration contemplates that ECOCE would identify, characterize and supply representative material, while Aduro would conduct a structured, multi-stage program of Hydrochemolytic testing at its development facilities, from laboratory through pilot scale, to help assess processability, yields, product quality, and potential applications for the resulting liquid products. On July 16, 2026, the Company announced that following completion of Phase 1 feedstock mapping and stream selection, its collaboration with ECOCE has advanced to  a testing campaign that will evaluate their conversion into liquid hydrocarbon products for downstream circular plastics applications. Phase 1 drew on ECOCE's ongoing national feedstock mapping program, conducted for its member companies, from which the parties completed the selection of candidate material streams for the next stage of work.

AstroTurf Corporation:

On June 30, 2026, the Company announced the signing of a MOU with AstroTurf Corporation ("AstroTurf"), the original inventor and innovator of synthetic sports surfacing to evaluate the application of Aduro's HCT to end-of-life synthetic turf. The MOU establishes a framework for Aduro and AstroTurf to evaluate how HCT, together with appropriate mechanical pre-treatment, can support a technical and economic pathway for recovering the polyethylene ("PE") and polypropylene ("PP") fractions of end-of-life synthetic turf and converting them into liquid hydrocarbon products suitable for use as circular feedstock in existing petrochemical infrastructure.

As of the date of this MD&A, other stakeholder engagements, including research, feedstock supply and logistics, offtake agreements and engineering were as follows:

Brightlands and Chemelot Innovation and Learning Labs:

On November 2, 2021, the Company announced that it has entered into discussions with Brightlands Chemelot Campus ("Brightlands"), an international shared innovation community located in Limburg, the Netherlands, to partner and develop the Hydrochemolytic technology for the chemical recycling of waste plastic.

The collaboration's likely objective will be to initiate a project to complete an installation that applies the HCT to demonstrate, on a tons-per-day scale, the conversion of a mixture of waste plastics to useful feedstock for chemical processes. Interest in this project by Brightlands is a result of its comprehensive review of Aduro HCT, which identified the possibility that HCT provides distinct advantages over traditional pyrolysis for transforming mixtures of waste plastics into valuable, high-purity products, such as value-added chemicals or feedstock for the production of virgin polymers.

Aduro and Brightlands continue to engage in discussions and Aduro provides regular updates on its operational progress. Both organizations continue to evaluate the optimal strategy and timeline for the potential partnership and related project based on Aduro strategic goals. The commissioning of Aduro Next Generation Process pilot plant for end-of-life plastic in the Company's facilities in London, Ontario, in 2025 will enable the Company to host additional projects with Brightlands and its members.

On March 2, 2023, the Company announced that it entered a partnership with Chemelot Innovation and Learning Labs (CHILL) for an experimentation program at the Brightlands Chemelot Campus in Geleen, the Netherlands, the purpose being to support optimization of NGP and to accelerate commercialization. The Company provides financial support to CHILL through a Platinum Partnership and in return receives access to skilled researchers, specialized equipment for testing and analysis of data, and additional services including access to CHILL partner events and public relations campaigns. This project was completed in December 2024 and the data generated by the project was combined with other Aduro research programs to support its strategic goals.

On January 29, 2026, the Company announced that it has selected Chemelot Industrial Park ("CIP") in Sittard-Geleen, Netherlands, located within the Chemelot chemical site, as the location for its planned industrial scale-up facility. The facility will host the FOAK industrial plant deploying HCT for the chemical recycling of waste plastics, building on prior pilot scale validation, and previously referred to in the Company's public disclosures as the Demonstration Plant. Brightlands is located at Chemelot and serves as an open-innovation and scale-up ecosystem for the chemical and materials industries.

Joint Research in Partnership with University of Western Ontario:

On October 27, 2022, the Company announced that its joint research project in partnership with the University of Western Ontario ("Western") has been awarded $1.15 million in non-repayable funds by the National Sciences and Engineering Research Council ("NSERC") Alliance and Mitacs Accelerate Grants Program ("Mitacs").  Additionally, over the duration of the project, Aduro will contribute an additional amount of $382,500, for a total project budget of $1.53 million.

The technical objective of this research project is to evaluate the effects of intrinsic and extrinsic contaminants present in plastic feedstocks including food, organic waste, plasticizers, and fillers, under varying conditions to maximize output, quality, and yield. The project also aims to improve pre- and post-processing techniques. This supports the Aduro commercial objective of developing optimal strategies to minimize costs for pre-processing systems that sort and separate waste plastic feedstocks. The project is expected to advance and further augment the implementation of Hydrochemolytic technology for chemical recycling of mixed post-consumer industrial and consumer plastics. All intellectual property generated from the project, which includes know-how, right to protect with patents, and patents themselves, will be owned by Aduro. The project will employ up to 18 professionals all dedicated to Aduro commercialization efforts with Aduro communicating on a bi-weekly basis with the Western University team.

This project continues to advance with ongoing experiments supporting the refinement of feedstock preparation protocols; it remains active and is expected to be completed in calendar year 2026, consistent with its funding timeline.

Zeton:

On November 19, 2024, the Company announced that it has engaged Zeton Inc. ("Zeton") to lead the design and fabrication of its NGP pilot plant. Zeton is a globally recognized leader in the design and fabrication of pilot plants, demonstration plants, and small-scale commercial units. With over 800 projects delivered across 45+ countries, the company brings significant expertise and scale to the industry.

Zeton has worked closely with Aduro to translate laboratory and bench-scale learnings into a modular system capable of supporting customer engagements and internal development at an increased scale. In parallel, Aduro undertook significant facility upgrades at its London, Ontario laboratory, to prepare for installation. These activities ensured that the laboratory infrastructure is aligned with the requirements of the new facility.

The modular process skids fabricated by Zeton completed Factory Acceptance Testing (FAT) prior to shipment and have since been delivered to the London Ontario site in October 2025. After completion and delivery of the modular process skids, Zeton remained actively engaged during integration and commissioning.

NexGen Polymers:

On March 13, 2025, the Company announced its MOU with NexGen Polymers ("NexGen"), a leading supplier and broker of virgin and recycled polymers with over 30 years of experience in polymer supply chain management, infrastructure, and logistics. NexGen specializes in securing, storing, and distributing polymer feedstocks through its extensive logistics network, which includes warehousing, rail, and truck infrastructure. The MOU details the proposed collaboration to develop a demonstration-scale HCT plant including securing feedstock supply, potential site selection, and plant operations to optimize data generation for the future development of configurable commercial solutions.

This engagement will apply NexGen expertise to support key operational requirements for the planned facility to demonstrate Aduro technology. The MOU and respective collaboration with NexGen align with Aduro strategic goals, ensuring its scale-up program is progressing efficiently by securing the long lead items necessary for the deployment of the demonstration plant concurrently with the buildout of its NGP plant. The MOU is comprised of three stage-gated phases. Phases two and three of the MOU are non-binding and outline a framework for the execution of a potential joint venture agreement including collaboration on the commissioning and operations of a demonstration plant. The technology, including any improvements or modifications made during the proposed joint venture, will be the sole and exclusive property of Aduro. Phase one is binding between Aduro and NexGen and outlines activities where the parties will collaborate on critical feasibility factors that lay the groundwork for the demonstration plant, including: feedstock brokerage services, site selection and preparation, site permitting and approvals, preliminary engineering, and business model development.

On August 14, 2025, the Company announced that feedstock preparation for its NGP pilot plant was underway, in collaboration with NexGen, to secure and qualify representative waste-plastic streams, catalyst, and other process inputs for its planned start-up and operations. This follows several months of work with NexGen to evaluate a range of potential waste plastic feedstocks to the NGP pilot plant.

Siemens Canada:

On May 1, 2025, the Company announced a strategic collaboration with Siemens Canada, a leader in industrial automation and digitalization, to supply advanced control systems and engineering services for the Company's NGP pilot plant. Siemens' role is centered on the integration of advanced automation and control systems to ensure reliable operation of the facility and the generation of high-quality process data by providing automation and controls scope for the pilot plant being built by Zeton, to ensure seamless system integration and efficient commissioning.

Siemens Canada installed the NGP plant's automation and control systems in October 2025 and supported calibration and validation to ensure reliable process performance and proper data acquisition. These coordinated efforts provided the framework for a safe and efficient start-up.

Delphi:

On May 21, 2025, the Company announced that it has engaged Delphi, a leading Canadian sustainability consultancy, to conduct a Life Cycle Assessment ("LCA") of the Company's HCT for waste plastic processing. The project will begin with a screening-level LCA focused on greenhouse gas ("GHG") emissions and energy use, associated with implementation of HCT. This assessment, based on pre-pilot-scale performance data and forward-looking design parameters, will follow ISO 14040 and 14044 frameworks to provide directional insights into the HCT environmental profile. Subsequent phases of the LCA, will incorporate operational data from the Company's NGP pilot plant, which is currently under construction. A final phase is anticipated to support a comparative LCA, benchmarking the Hydrochemolytic process against other chemical recycling approaches as the NGP pilot plant will be fully commissioned.

Confidential Independent International Commodities Trading Company:

On March 12, 2026, the Company announced that it has signed a non-binding Letter of Intent ("LOI") with a leading independent international commodities trading company active in the sourcing, logistics, and marketing of naphtha and certified circular hydrocarbon streams. The LOI establishes a framework to evaluate and qualify Hydrochemolytic oil produced by the Company for future offtake agreements. The LOI includes a committed offtake arrangement for the initial production parcel tied to the Company's FOAK industrial plant planned for construction at Chemelot Industrial Park in Geleen, Netherlands. It establishes a structured Pilot-to-FOAK validation program intended to determine product value, confirm specification alignment, and evaluate reproducibility of Hydrochemolytic oil while supporting downstream market positioning as part of the circular hydrocarbon markets. Under Phase 1 of the engagement, the Issuer will provide samples of Hydrochemolytic oil produced at its NGP pilot plant. Phase 2 establishes a commercial validation step upon commissioning of the FOAK industrial plant.

Confidential Global Engineering, Procurement, and Construction ("GEPC") Company:

On March 19, 2026, the Company announced that its wholly owned subsidiary, Aduro Energy Inc., has signed a non-binding Memorandum of Understanding ("MOU") with a leading GEPC company to jointly develop a comprehensive commercial licensing package for HCT for the chemical recycling of mixed and contaminated post-consumer plastic waste that is not suitable for mechanical recycling to support deployment across multiple markets. The MOU establishes a framework and stage-gated activities to support the development of the technology and of a commercial licensing model for HCT.  The MOU is non-binding and does not create any obligation on either party to proceed with any particular transaction and any work under the framework will be subject to mutually agreed scopes of work. The development of the Licence Package and any Licence Business will be subject to technical results, financing, completion of definitive agreements, and the approvals of the parties' respective governance bodies.

Ebert HERA:

On April 9, 2026, the Company announced that it awarded the contract to lead the permitting process for its FOAK industrial facility at Chemelot Industrial Park, Netherlands to Ebert HERA. Ebert HERA was selected based on its established reputation and role within the Chemelot ecosystem and its experience coordinating permitting processes across multiple regulatory bodies in the Netherlands.

Under the contract, Ebert HERA will lead the preparation and coordination of civil and environmental permit applications, including safety, health, and environmental assessments, and will manage engagement with the relevant regulatory agencies. This work is expected to define the regulatory pathway for the FOAK facility. The current permitting scope is being developed to also accommodate potential future capacity expansion as part of the Company's long-term plan to develop the FOAK facility into a commercial-scale site.

Ortessa Groep BV:

On June 17, 2026, the Company announced that Aduro Clean Technologies Europe BV ("ACTE"), the Company's European subsidiary, has signed a non-binding MOU with Ortessa Groep BV ("Ortessa"), a Dutch group of enterprising waste companies, to evaluate the development of a feedstock logistics center to support the Aduro FOAK industrial site at Chemelot Industrial Park in Sittard-Geleen, the Netherlands. The potential collaboration with Ortessa is intended to support secure, reliable, and efficient storage and delivery of suitable, specification-ready post-use feedstock. ACTE and Ortessa will evaluate a feedstock preparation and logistics pathway, including the potential use of one or more Ortessa sites to host and manage suitable post-use feedstock for the Chemelot project. This work may include the identification and aggregation of suitable post-use feedstock streams, assessment of cleaning, drying, agglomeration or other pre-treatment requirements, and development of the inventory management, quality-control, documentation, material coding, storage, hosting, and logistics systems needed to support reliable feedstock supply for start-up, operation, and future expansion.

Uinta Basin Feedstock Supply and Development Program:

On July 30, 2026, the Company announced progress in its paraffinic crude development program through the securing of yellow and black paraffinic crude feedstocks from multiple Uinta Basin sources; the completion of a dedicated continuous-flow unit; and the expansion of its London facility to support ongoing development activities. As part of a broader consolidation of operations, the Company relocated equipment and operating activities in Ontario from Sarnia to London and expanded its research, engineering, and operations teams. These initiatives are intended to support extended continuous-flow testing, process development and optimization, and the advancement of HCT applications for paraffinic crude upgrading.

Saipem S.p.A

On August 19, 2026, the Company announced the selection of Saipem S.p.A ("Saipem") for Early Works and Services supporting the development of Aduro's FOAK HCT Facility at Chemelot in the Netherlands. Saipem, a global leader in the engineering and construction of major projects for the energy and infrastructure sectors, both offshore and onshore, is recognized globally for delivering complex industrial and energy infrastructure projects and brings extensive experience in process engineering, modular project execution, downstream facilities, and industrial-scale technology deployment. The initial phase of the collaboration focuses on early engineering and procurement activities, including review of the Process Design Package, optimization of critical equipment packages, preliminary utility integration, and capital cost refinement. These activities are intended to mature the project definition while incorporating operating data generated through Aduro's NGP Pilot Plant. Subject to successful completion of each development stage, the parties' continued evaluation of the project, and the execution of definitive agreements, the collaboration is expected to progress through Front-End Engineering Design ("FEED"), detailed engineering, procurement, construction, commissioning, and start-up.

TECHNOLOGY DESCRIPTION

The Aduro mission is to develop and commercialize technologies based on its novel, patent-protected, versatile chemical technology platform that enables the transformation of lower-value feedstocks into higher-value chemicals and fuels. In doing so, the Company believes it addresses important and pressing issues faced by the global community. Originally conceived to radically enhance aspects of petroleum processing, the patent protected technology is based on leveraging unique properties of water to achieve two important outcomes. First is the transformation of intractable post-consumer plastics and tire rubber, as well as renewable oils and bitumen, into manageable liquid intermediates. Then follows their stabilization by the in-situ generation of a latent form of hydrogen derived from certain low cost, non-petroleum sources such as biomass ("H-source"). This second step performs the function of decades-old processes that rely on fossil-fuel-derived molecular hydrogen applied at elevated temperatures and pressure in the presence of expensive catalysts. By contrast, HCT activates the H-source under significantly milder conditions without the requirement for such catalysts.

To the Company's knowledge, Aduro HCT demonstrates superior performance compared to current approaches for upgrading petroleum feedstocks or for chemical recycling of waste plastics, due in part to its operation at relatively lower temperatures. Based on the Company's research, such HCT-based processing may contribute to improved product quality, energy efficiency, and a reduced environmental footprint, when compared to traditional chemical recycling approaches such as pyrolysis, Hydrothermal Liquefication ("HTL"), or gasification. The technology's configurability supports both standalone distributed deployment in remote locations and integration with existing infrastructure - including biodiesel/ethanol plants, waste processing facilities, and petrochemical operations. Current findings further suggest that application of the Company's technology for partial upgrading of crude oil upgrading may be cleaner and more sustainable than conventional blending or partial upgrading techniques.

The Aduro chemical recycling technology platform, rather than being single purpose may be refined and implemented in ways that potentially may lead to a reduced operational and environmental footprint across a range of applications. Equally important, the Company believes that it also reduces the environmental impact associated with certain petroleum production and processing, landfilling, waste incineration and gasification processes.

The core Hydrochemolytic technology developed by the Company's team of experienced scientists and engineers demonstrates high versatility. Through their ingenuity and knowledge, they have enhanced and tuned it to address problems in three important techno-commercial sectors.

1. Hydrochemolytic Plastics Upcycling

The Aduro patented Hydrochemolytic Technology offers the potential for converting plastics representing over 70% of those in municipal solid waste streams (US EPA data) that would otherwise end up in landfills or be incinerated, yet it does so with significantly higher yields and efficiency versus traditional techniques while directly obtaining a product of higher quality. The application of HCT to waste polyethylene (PE) and polypropylene (PP) offers the possibility to generate high-quality feed for naphtha crackers that produce starting materials for platform chemicals and more plastics like PE and PP. Polystyrene (PS), which is problematic for some chemical recycling technologies, also can be converted to valuable chemicals that include the starting material used to make PS. All of this reduces the demand for plastics produced from petroleum as well as carbon emissions from incineration of plastics. A significant portion of plastic waste, such as mixed plastic waste and contaminated packaging films, cannot be recycled mechanically; it therefore is either incinerated or discarded in the environment. The Aduro regenerative chemical recycling technology picks up where mechanical recycling leaves off: it can convert difficult-to-recycle waste plastics into useful platform chemicals, feedstocks for the production of more plastics in a circular regime, and transportation fuels.

2. Hydrochemolytic Upgrading of Logistically Challenged Crude

Aduro HCT also offers the potential to materially improve the quality and value of bitumen, reducing viscosity and density to significantly lower diluent requirements and improve producer netbacks. Operating at comparatively low temperatures, HCT delivers these benefits with reduced energy demand and lower associated emissions. Rather than relying on high-temperature cracking or hydrothermal processing, HCT uses selective chemical reactions to deconstruct heavy asphaltenes into lighter, stable molecules, producing a cleaner, more refinery-compatible stream. Upgraded bitumen shows reductions in sulfur, metals, and acid number, and the metals recovered-including nickel and vanadium-may offer additional value as high-purity commodities for emerging applications such as grid-scale energy storage.

Aduro scientists have further extended the application of HCT to highly-paraffinic crude oils (HPC), applying the same chemistry that improves flow, stability, and distillate yield in wax-rich streams. These crudes, despite their attractive product slate, are burdened by extreme pour points that force reliance on heated, insulated transport and restrict access to only a handful of regional refineries, as seen with Uinta Basin production. By improving both the physical and chemical properties of HPC, HCT has the potential to materially reduce these logistical constraints, broaden refinery compatibility, and elevate the overall value of the barrel-benefiting producers seeking wider markets and refiners seeking flexible, high-quality light feeds.

3. Hydrochemolytic Renewables Upgrading

Unlocking the hydrocarbon content of seeds or fruit of plants offers the possibility to reduce the demand for "below surface" crude oil (petroleum). But that is not easy because of the way nature binds up oxygen in renewable oils, in oil seeds such as canola and jatropha, and in soy and castor beans. Removing that oxygen is necessary to maximize the usefulness of renewable oils as feedstocks for chemicals and fuels. The challenge is to do quickly what happened in the geological time frames that eliminated oxygen from petroleum. Chemical reactions that selectively eliminate oxygen from renewable oils produce high purity hydrocarbons that can serve as feedstocks for fuels and chemicals normally produced from petroleum. The process can be configured for stand-alone operations or integrated with existing biofuel operations to increase their efficiency.

EQUITY FINANCINGS

On June 17, 2024, the Company completed a non-brokered private placement pursuant to which it has issued an aggregate of 834,178 units, at a price of $4.225 per unit for gross proceeds of $3,524,400. Each unit is comprised of one common share and one‐half of one common share purchase warrant. Each full warrant entitles the holder to acquire one common share at an exercise price of $5.20 per common share for a period of two years from the date the units are issued. If during the exercise period of the warrants, but after the resale restrictions on the shares have expired, the Company's shares trade at or above a closing price of $6.175 per common share on the Canadian Securities Exchange (or such other exchange on which the common shares may be traded at such time) for a period of ten (10) consecutive trading days, the Company may accelerate the expiry time of the Warrants by giving written notice to warrant holders by dissemination of a news release that the warrants will expire on the 30th day from the date of providing such notice. The Company paid cash finder's fee of $144,054 and issued 22,789 finder's warrants to certain finders in connection with the Offering. Each finder warrant is exercisable into one share at a price of $5.20 per common share for a period of two years after the closing date.

On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US $4.25 per common share for gross proceeds of US$ 4,000,002. In addition, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On December 3, 2024, the Company closed a partial exercise of over-allotment option of 100,000 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$425,000. In addition, the Company issued 5,000 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On December 11, 2024, the Company closed a partial exercise of over-allotment option of 22,470 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$95,498. In addition, the Company issued 1,123 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On June 11, 2025, the Company closed an underwritten U.S. public offering of 947,868 common shares at a public offering price of US$8.44 per common share for gross proceeds of $ 10,932,008. In addition, the Company issued 473,934 warrants, for a three-year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On June 20, 2025, the Company closed an underwriter's over-allotment option of 142,180 common shares at a public offering price of US$8.44 per common share for gross proceeds of $1,647,359. In addition, the Company issued 71,090 warrants, for a three-year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On December 22, 2025, the Company closed an underwritten U.S. public offering of 1,739,130 common shares at a public offering price of US$11.50 per common share for gross proceeds of $27,495,993. In addition, the Company issued 869,565 warrants, for a three-year period, with an exercise price of US$16.00 and 52,172 warrants, for a three-year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On January 30, 2026, the Company closed an underwriter's over-allotment option of 260,869 common shares at a public offering price of US$11.50 per common share for gross proceeds of $4,068,591. In addition, the Company issued 130,434 warrants, for a three-year period, with an exercise price of US$16.00 and 7,826 warrants, for a three-year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On June 11, 2026, the Company closed an underwritten U.S. public offering of 1,028,645 common shares at a public offering price of US$15.20 per common share for gross proceeds of US$15,635,404, before deducting underwriting discounts and offering expenses.

On June 24, 2026, the Company closed a non-brokered private placement of 431,884 common shares at a price of $21.20 (US$ 15.20) per share under the Listed Issuer Financing Exemption for gross proceeds of $9,155,941 (US$6,564,810), before deducting finder fees and offering expenses.

SELECTED FINANCIAL INFORMATION

The Company prepares its Financial Statements in accordance with IFRS, and the fiscal year end of the Company is May 31.

The financial information and key performance indicators referenced below are used by the Company's management and directors for evaluating the performance of the Company and assessing the business. These indicators, IFRS and the Non-IFRS Financial Measures, are typically used by similar companies operating in this technology industry.

FINANCIAL POSITION AND OPERATIONS

The following should be read in conjunction with the Company's Financial Statements for the year ended May 31, 2026, for a comprehensive overview and understanding of the financial position and operations of the Company.

The following table presents selected financial information of operations for the three months and year ended May 31, 2026 and 2025.

	Three months ended May 31, 2026	Three months ended May 31, 2025	Year ended May 31, 2026	Year ended May 31, 2025

Revenue	$-	$74,670	$167,206	$231,212
Research and development	1,184,007	1,077,922	4,370,497	3,569,727
Other operating expenses	1,457,776	1,828,238	7,236,653	5,363,823
Share-based compensation expense	808,793	691,594	6,357,551	3,235,588
Other income	(310,165)	-	(928,119)	(13,052)
Change in fair value of derivative financial liability	9,292,681	193,690	9,979,637	220,916
Net loss and comprehensive loss	$(12,433,092)	$(3,716,774)	$(26,849,013)	$(12,145,790)

In the Financial Statements, the above selected financial information of operations are classified based on function and the share-based compensation amount is included in research and development and general and administrative expenses.

As the Company is an early-stage business, it has a limited history of operations and as expected has not generated significant revenue. Revenue of nil and $167,206 for the three-month period and year ended May 31, 2026, respectively, related to revenue earned following the completion of services pursuant to customer engagement programs for execution of a proof of concept and evaluation of the Company's Hydrochemolytic Plastics Upcycling technology. This revenue is not recurring and is driven by the amount of technical evaluation work that is conducted during a specific period. Progress made on customer engagement programs and the respective revenue recorded depends on multiple factors including balancing internal resource allocation between the technology scale-up and commercialization program and the ongoing experimentation and analysis program. The Company's ability to generate future revenue depends on the ability to attract and retain adopters and users of its technology. The Company's current financial position is reflective of an early-stage business in the process of raising capital for product research and development, business development, advisory, promotions, and operations.

The Company has granted options and RSUs to purchase common shares of the Company to various employees, officers, directors and advisors of the Company. For the three-month period ended May 31, 2026, an expense of $717,143 was recognized to reflect the vesting schedule of options and an amount of $91,650 was recognized to reflect the vesting schedule of RSUs. For the year ended May 31, 2026, an expense of $5,166,101 was recognized to reflect the vesting schedule of options and an amount of $1,191,450 was recognized to reflect the vesting schedule of RSUs.

For the three-month period ended May 31, 2026, the Company's operating expenses were $2,641,783 of which $1,184,007 was for research and development, $1,591,995 for general and administrative expenses, $229,787 for depreciation and amortization, $5,069 for finance costs, and $369,075 for foreign exchange gain. For the three-month period ended May 31, 2025, the Company's operating expenses were $2,906,160 of which $1,077,922 was for research and development, $1,428,289 for general and administrative expenses, $140,224 for depreciation and amortization, $3,489 for finance and interest costs, and $256,236 for foreign exchange expense.

Depreciation and amortization increased to $229,787 for the three-month period ended May 31, 2026, from $140,224 for the three-month period ended May 31, 2025, driven by a 96% increase in depreciable assets over the past year, including the transfer of $4,657,181 related to the construction of NGP pilot plant from Capital Work in Progress to depreciable assets, which resulted in an increase of $58,215 in depreciation expense for the period.

General and administrative expenses were $1,591,995 for the three-month period ended May 31, 2026, compared to $1,428,289 for the three-month period ended May 31, 2025. The growth was primarily driven by $210,316 increase in transfer agent and filing fees, reflecting one-time costs associated with the Company's TSX listing incurred during the three-month period ended May 31, 2026. Travel costs increased by $108,378 due to higher levels of business travel associated with increased corporate activity and site development activities associated with the Company's FOAK industrial facility. Professional fees increased by $51,442, primarily due to higher legal expenses incurred in connection with the FOAK industrial plant. Automobile and other expenses saw a net increase of $7,696. These increases were partially offset by a $167,336 decrease in investor relations and communication costs, primarily due to completion of investor and public relation contracts with Outside the Box and KCSA. Additionally, salary and related costs decreased by $12,837, primarily due to executive bonus payments that were incurred during the three-month period ended May 31, 2025, offset by addition of personnel in January 2026 and merit-based salary adjustments during the 12-month period ended May 31, 2026. Office and general costs decreased by $27,883, and conferences decreased by $6,070 in the three-month period ended May 31, 2026.

Research and development expenses increased to $1,184,007 for the three-month period ended May 31, 2026, from $1,077,922 for the three-month period ended May 31, 2025. The growth was primarily driven by a $132,595 increase in project-related costs, resulting from increased laboratory spend and subcontractor services related to the NGP pilot plant and FOAK industrial plant. Payments to research partners showed a small increase of $4,223. Offsetting these increases was a decrease of $20,814 in salaries and related costs due to executive bonus payments made during the three-month period ended May 31, 2025, partially offset by the addition of eight personnel across Operations and Research and Development teams and merit-based salary adjustments for ten employees during the 12-month period ended May 31, 2026. Additionally, professional fees related to patent development went down by $9,919.

For the year ended May 31, 2026, the Company's operating expenses were $11,607,150 of which $4,370,497 was for research and development, $6,776,038 for general and administrative expenses, $702,075 for depreciation and amortization, $13,747 for finance costs, and $255,207 for foreign exchange gain. For the year ended May 31, 2025, the Company's operating expenses were $8,933,550 of which $3,569,727 was for research and development, $4,747,421 for general and administrative expenses, $536,302 for depreciation and amortization, $12,321 for finance and interest costs, and $67,779 for foreign exchange expense.

Depreciation and amortization increased to $702,075 for the year-ended May 31, 2026, from $536,302 for the year ended May 31, 2025, driven by a 96% increase in depreciable assets over the past year, including the transfer of $4,657,181 related to the construction of NGP pilot plant from Capital Work in Progress to depreciable assets, which resulted in an increase of $77,620 in depreciation expense for the year.

General and administrative expenses were $6,776,038 for the year ended May 31, 2026, compared to $4,747,421 for the year ended May 31, 2025. The growth was primarily driven by an increase in investor relations and communication costs amounting to $575,122, related to a marketing and public relations campaign as part of the Company's efforts to build its brand awareness and enhance industry visibility around the progress and commissioning of the NGP pilot plant, partially offset by expiry of contracts with Outside the Box, KCSA and Crystal Research. Salaries and related costs increased by $483,747 due to the addition of finance personnel in January 2025 and January 2026, salary adjustments, executive bonuses, higher sub-contractors' costs, increased employee benefits costs and payroll taxes. Office and general increased by $350,652 due to higher insurance costs related to the Company's Nasdaq listing, increased costs associated with the site selection process for the planned FOAK industrial plant, and greater spend related to business development. Travel costs increased by $304,505, reflecting higher levels of business travel associated with increased corporate activity, as well as the site selection, site development and due diligence process for the FOAK industrial plant. Transfer agent and filing fees increased by $223,854 reflecting one-time costs associated with the Company's TSX listing incurred during the three-month period ended May 31, 2026, and increased transfer agent services. Conference costs increased by $43,300, automobile costs increased by $20,057, and other expenses saw a net increase of $31,634. Offsetting these increases was a slight decrease in professional fees of $4,254 driven by non-recurring accounting, legal and consulting expenses that were incurred in the year ended May 31, 2025, partially offset by costs associated with the SR&ED tax credits claim incurred in the current year.

Research and development expenses increased to $4,370,497 for the year ended May 31, 2026, from $3,569,727 for the year ended May 31, 2025. The growth was primarily driven by a $394,109 increase in salaries and related costs due to the addition of eight personnel across Operations and Research and Development teams, coupled with merit-based salary adjustments for ten employees throughout the year ended May 31, 2026. Project related costs increased by $393,272 due to increased laboratory spend and subcontractor services related to the Company's NGP pilot plant and FOAK industrial plant. Professional fees related to patent development increased by $36,887 due to an increase in patent filings and protection costs. Offsetting these increases was a decrease in payments to research partners by $23,498 due to reduced services from research partners.

The summary of the quarterly financial results for the available periods are included in the table below.

	May 31, 2026 $	February 28, 2026 $	November 30, 2025 $	August 31, 2025 $	May 31, 2025 $	February 28, 2025 $	November 30, 2024 $	August 31, 2024 $
Revenues	-	-	122,706	44,500	74,670	63,399	38,143	55,000
Loss attributable to owners	(12,433,092)	(1,628,916)	(6,461,987)	(6,325,018)	(3,716,774)	(2,851,772)	(3,114,712)	(2,462,532)
Loss per share basis	(0.368)	(0.049)	(0.207)	(0.205)	(0.127)	(0.100)	(0.113)	(0.105)

The quarterly results are reflective of an early-stage business in the process of raising capital for product research and development, business development, advisory, promotions, and operations. Fluctuations in loss attributable to owners from quarter to quarter generally reflect variability in non-cash share-based compensation and non-cash losses resulting from the revaluation of the Company's derivative financial liability, as well as higher costs related to increased research and development and technology scale-up activities, the hiring of additional employees in line with the Company's growth, and additional corporate expenses associated with the Company's Nasdaq listing in November 2024 and the Company's TSX listing in May 2026.

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2026, the Company's capital resources were $29,854,642 made up as follows:

Share capital	$79,176,198
Share subscription received	211,687
Warrant reserve	226,877
Contributed surplus	12,130,759
Accumulated deficit	(61,890,879)
Total capital resources	$29,854,642

During the year ended May 31, 2026, 253,739 June 2024 Share Warrants were exercised at an exercise price of $5.20, 7,414 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 266,944 options were exercised at an exercise price of $2.1125, 7,077 options were exercised at an exercise price of $2.2750, 74,000 options were exercised at an exercise price of $2.34, 160,346 options were exercised at an exercise price of $3.25, 14,500 options were exercised at an exercise price of $3.5425, 92,308 options were exercised at an exercise price of $4.16, 65,000 options were exercised at an exercise price of $6.50, and 27,000 options were exercised at an exercise price of $9.00, resulting in the issue of 968,328 common shares and gross proceeds of $3,733,167. Additionally, 51,497 November 2024 Share Warrants were exercised on a cashless basis. This resulted in the issuance of 25,741 common shares and the cancellation of the remaining 25,756 warrants, leading to a reclassification of $460,861 from derivative financial liability to share capital. Additionally, 100,590 June 2025 Share Warrants were exercised at an exercise price of US$10.13 generating gross proceeds of US$1,018,977 and resulting in the issuance of 100,590 common shares, with $1,103,618 reclassified from derivative financial liability to share capital.

On December 22, 2025, the Company closed an underwritten U.S. public offering of 1,739,130 common shares at a public offering price of US$11.50 per common share for gross proceeds of $27,495,993. In addition, the Company issued 869,565 warrants, for a three-year period, with an exercise price of US$16.00 and 52,172 warrants, for a three-year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability. Additionally, on January 30, 2026, the Company closed an underwriter's over-allotment option of 260,869 common shares at a public offering price of US$11.50 per common share for gross proceeds of $4,068,591. In addition, the Company issued 130,434 warrants, for a three-year period, with an exercise price of US$16.00 and 7,826 warrants, for a three-year period, with an exercise price of US$14.375 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

On June 11, 2025, the Company closed an underwritten U.S. public offering of 947,868 common shares at a public offering price of US$8.44 per common share for gross proceeds of $10,932,008. In addition, the Company issued 473,934 warrants, for a three-year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability. Additionally, on June 20, 2025, the Company closed an underwriter's over-allotment option of 142,180 common shares at a public offering price of US$8.44 per common share for gross proceeds of $1,647,359. In addition, the Company issued 71,090 warrants, for a three-year period, with an exercise price of US$10.13 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability.

During the year ended May 31, 2025, the Company generated $6,031,476 in cash proceeds from the exercise of 272,228 February 2021 Share Warrants at an exercise price of $1.625, 313,334 April 2021 Share Warrants at an exercise price of $1.625, 338,590 July 2022 Share Warrants at an exercise price of $3.25, 589,935 April 2023 Share Warrants at an exercise price of $4.225, 38,976 April 2023 Finder Warrants at an exercise price of $4.225, 92,308 June 2024 Share Warrants at an exercise price of $5.20, 1,912 June 2024 Finder Warrants at an exercise price of $5.20, 69,500 options at an exercise price of $2.1125, 37,692 options at an exercise price of $2.34, 13,154 options at an exercise price of $3.25, 23,798 at an exercise price of $3.5425, 20,615 options at an exercise price of $4.843, 1,619 options at an exercise price of $6.50, and 40,000 options were exercised at an exercise price of $9.00. Additionally, on June 17, 2024, the Company completed a non-brokered private placement pursuant to which it issued an aggregate of 834,178 units at a price of $4.225 for net proceeds of $3,348,844. On November 8, 2024, the Company closed an underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$ 4,000,002. In addition, the Company issued 47,058 warrants, for a five-year period, with an exercise price of US$4.675 in connection with the U.S. public offering which resulted in the recognition of a derivative financial liability. Additionally, on December 3, 2024, the Company closed a partial exercise of over-allotment option of 100,000 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$425,000. In addition, the Company issued 5,000 warrants, for a five-year period, with an exercise price of US$4.675 which resulted in the recognition of a derivative financial liability. Additionally, on December 11, 2024, the Company closed a partial exercise of over-allotment option of 22,470 common shares at a public offering price of US$4.25 per common share for gross proceeds of US$95,498. In addition, the Company issued 1,123 warrants, for a five-year period, with an exercise price of US$4.675 which resulted in the recognition of a derivative financial liability.

Subsequent to May 31, 2026, the Company closed an underwritten U.S public offering of 1,028,645 common shares at a public offering price of US$15.20 per common share for gross proceeds of US$15,635,404, before deducting underwriting discounts and offering expenses. Additionally, the Company closed a non-brokered private placement of 431,884 common shares at a price of $21.20 (US$ 15.20) per share under the Listed Issuer Financing Exemption for gross proceeds of $9,155,941 (US$6,564,810), before deducting finder fees and offering expenses.

Additionally, subsequent to May 31, 2026, 71,050 June 2024 Share Warrants were exercised at an exercise price of $5.20, 13,461 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 6,500 options were exercised at an exercise price of $2.1125, 6,000 options were exercised at an exercise price of $2.275, 79,000 options were exercised at an exercise price of $2.34, 117,655 options were exercised at an exercise price of $3.25, 1,000 options were exercised at an exercise price of $3.5425, 15,192 options were exercised at an exercise price of $6.50, 15,000 options were exercised at an exercise price of $9.00, 21,477 options were exercised at an exercise price of $13.50, for total gross proceeds of $1,561,307.  Additionally, 30,000 shares were issued upon vesting of RSUs on July 3, 2026.

The continuing operations of the Company are dependent upon generating profitable operations and obtaining funding, as required, to allow the Company to achieve its business objectives. The Company intends to continue to raise equity financing in order to execute its business plan, maintain a strong capital base; and safeguard the Company's ability to continue as a going concern, such that it can in the future provide returns for shareholders and benefits for other stakeholders.

WORKING CAPITAL

The following table presents selected financial information of the Company's working capital as at May 31, 2026 and May 31, 2025:

	May 31, 2026	May 31, 2025
Cash and cash equivalents	$38,298,048	$6,957,846
Deposits and prepaid expenses	801,199	1,161,722
Trade and other receivables	253,376	304,424
Deferred transaction costs	-	137,051
Trade payable and other current liabilities	(707,067)	(468,037)
Lease liability - current portion	(89,436)	(60,621)
Working Capital	$38,556,120	$8,032,385

The Company defines working capital as current assets less current liabilities and the working capital balance as at May 31, 2026, was $38,556,120 compared to $8,032,385 as at May 31, 2025. Working capital has increased by $30,523,735 due to $11,217,825 and $28,735,970 of cash generated from its two underwritten U.S. public offerings completed in June 2025 and December 2025, respectively, as well as the issue of common shares from the exercise of warrants and options during the year ended May 31, 2026, generating an increase to share capital of $6,720,566 (inclusive of cash proceeds of $5,156,087). Additionally, the Company received $211,687 towards share subscription and generated $705,097 from interest income during the year ended May 31, 2026. These increases were partially offset by $9,856,063 of cash used in operating activities, $4,809,782 used in other investing activities, primarily relating to the NGP pilot plant, FOAK industrial plant and leasehold improvements associated with the new laboratory facilities in London, Ontario during the year ended May 31, 2026.

As at May 31, 2026, the maturity of the Company's obligations are as follows:

		Due prior to
	Amount	2027	2028	2029	2030	2031
	$	$	$	$	$	$
Trade payables and other current liabilities	707,067	707,067	-	-	-	-
Lease liability	484,755	89,436	97,237	105,254	118,085	74,743
Total expected maturities	1,191,822	796,503	97,237	105,254	118,085	74,743

The Company does not expect to generate positive cash flow from operations for the foreseeable future due to additional R&D expenses and operating expenses associated with supporting these activities. It is expected that negative cash flow from operations will continue until such time, if ever, that the Company achieve the necessary conditions for regulatory approval and as a result commercialize any of its products under development and/or obtains revenue from any such products or services that exceeds the Company's expenses.

Subsequent to May 31, 2026, the Company closed an underwritten U.S public offering of 1,028,645 common shares at a public offering price of US$15.20 per common share for gross proceeds of US$15,635,404, before deducting underwriting discounts and offering expenses. Additionally, the Company closed a non-brokered private placement of 431,884 common shares at a price of $21.20 (US$15.20) per share under the Listed Issuer Financing Exemption for gross proceeds of $9,155,941 (US$6,564,810), before deducting finder fees and offering expenses.

Based upon the available cash and cash equivalents balance of $38,298,048 as at May 31, 2026, and the gross proceeds of US$22,200,214 from the U.S public offering and non-brokered private placement, and gross proceeds of $1,561,307 from the exercise of warrants and options subsequent to May 31, 2026, the Company believes it has sufficient working capital to meet its obligations for the next twelve months.

SUMMARY OF OUTSTANDING SHARE DATA

As at the date of the MD&A, the following table shows the number of issued and outstanding common shares and exercisable securities:

	Exercise price	Expiry date	Number of securities
Common shares			35,704,748
Share purchase warrants	US $ 4.6750	November 7, 2029	1,684
Share purchase warrants	US $ 10.13	June 10, 2028	444,434
Share purchase warrants	US $ 16.00	December 21, 2028	999,999
Share purchase warrants	US $ 14.3750	December 21, 2028	59,998
Stock options	Average exercise price of $ 6.4721	Various dates up to June 20, 2032	3,073,239
Total outstanding			40,284,102

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not currently have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future adverse effect on its financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources.

SUBSEQUENT EVENTS

Underwritten U.S. Public Offering

On June 11, 2026, the Company closed an underwritten U.S. public offering of 1,028,645 common shares at a public offering price of US$15.20 per common share for gross proceeds of US$15,635,404, before deducting underwriting discounts and offering expenses.

Non-brokered private placement

On June 24, 2026, the Company closed a non-brokered private placement of 431,884 common shares at a price of $21.20 (US$15.20) per share under the Listed Issuer Financing Exemption for gross proceeds of $9,155,941 (US$6,564,810), before deducting finder fees and offering expenses.

Exercise of options and warrants

Subsequent to May 31, 2026, 71,050 June 2024 Share Warrants were exercised at an exercise price of $5.20, 13,461 June 2024 Finder Warrants were exercised at an exercise price of $5.20, 6,500 options were exercised at an exercise price of $2.1125, 6,000 options were exercised at an exercise price of $2.275, 79,000 options were exercised at an exercise price of $2.34, 117,655 options were exercised at an exercise price of $3.25, 1,000 options were exercised at an exercise price of $3.5425, 15,192 options were exercised at an exercise price of $6.50, 15,000 options were exercised at an exercise price of $9.00, 21,477 options were exercised at an exercise price of $13.50, for total gross proceeds of $1,561,307.  Additionally, 30,000 shares were issued upon vesting of RSUs on July 3, 2026.

TRANSACTIONS BETWEEN RELATED PARTIES

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all the directors and officers of the Company.

During the three months and year ended May 31, 2026 and May 31, 2025, compensation of key management personnel was as follows:

	Three months ended May 31, 2026	Three months ended May 31, 2025	Year ended May 31, 2026	Year ended May 31, 2025
Salary and related costs	271,088	503,060	1,427,660	1,054,465
Professional fees	72,500	86,000	328,333	378,001
Share-based compensation expense	328,061	174,628	2,313,401	1,079,812
	671,649	763,688	4,069,394	2,512,278

As at May 31, 2026 and May 31, 2025, the outstanding balance for related parties was comprised of the following:

	May 31, 2026 $	May 31, 2025 $
Due to key management personnel	18,989	34,668
Due from key management personnel	77,610	77,353

The amount due from key management personnel are due from the Company's Chief Executive Officer and are unsecured, non-interest bearing and have no specific terms of repayment.

The amount due to key management personnel relate to salaries and related costs incurred prior to May 31, 2026, and paid after May 31, 2026.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments are exposed to a variety of financial risks, which periodically include credit risk, liquidity risk, foreign exchange risk and interest rate risk which could impact the results of operations and financial position. The financial instruments and the financial risk management of these financial instruments of the Company are described in Note 19 of the Financial Statements for the year ended May 31, 2026.

The Company has exposure to credit risk, liquidity risk, market risk, foreign exchange rate risk, interest rate risk, and inflation risk. The board of directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed. The significant financial risk management policies of the Company are described in the audited Financial Statements for the year ended May 31, 2026.

SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES, AND ASSUMPTIONS

The preparation of financial statements requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant accounting judgements, estimates and assumptions used by the Company are described in Note 4 in the audited Financial Statements for the year ended May 31, 2026. These judgments, estimates and assumptions in applying the Company's accounting policies could result in a material effect on actual results and in the next financial year on carrying amounts of assets and liabilities.

NEW STANDARDS, AMENDMENTS, AND INTERPRETATIONS ADOPTED AND UNADOPTED

There are no new interpretations or amendments not yet adopted that the Company expects will have a material impact on the Financial Statements.

RISK FACTORS

There are several risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company's operating and financial performance to differ materially from the estimates described in the forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company's business and its involvement in the clean energy technology industry. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company.

This section describes risk factors identified as being potentially significant to the Company. Additional risk factors may be included in other documents previously disclosed by the Company.

In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of the Company's securities, existing business activities, financial condition, results of operations, plans and prospects. An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.

In addition to the other information set forth elsewhere in this MD&A, the following risk factors should be carefully considered when considering risks related to Aduro's business.

The Company is an early-stage technology business

The Company's strategy is to focus on developing its clean energy technology platform. The Company's technology platform is an early-stage technology platform developed to upgrade renewable oils, waste plastics, rubber, and bitumen into higher value products. The Company has invested and continues to invest a significant portion of its resources into this segment and will need to raise additional financing to pursue its business strategy. As with other comparable early-stage technology businesses, the Company faces the risks of product and technology failure, unforeseen research and development delays, weak market acceptance, possible change in government regulatory and competition from new entrants. Realization of any of these risks could have a significant negative impact on the Company's anticipated future cash flows and its growth strategy.

Limited operating history and no assurance of profitability

The Company is a start-up business with a limited operating history and no established brand recognition. The Company will be subject to all the business risks and uncertainties associated with any new business enterprise, including the risks that it will not establish a market for its services, achieve its growth objectives or become profitable. The Company anticipates that it may take several years to achieve cash flow from operations. There can be no assurance that there will be demand for the Company's products or services or that the Company will ever become profitable.

Liquidity concerns and future financing requirements

The Company is in the development phase and has not generated any substantial revenue. It will likely operate at a loss until its business becomes established and will require additional financing to fund future development of its technology and operations. The Company's ability to secure any required financing to sustain its operations will depend in part upon prevailing capital market conditions, as well as the Company's business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to it. If additional financing is raised by issuing common shares from treasury, control of the Company may change, and shareholders will suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may be required to scale back its business plan or cease operating.

Operational risks

The Company will be affected by several operational risks against which it may not be adequately insured or for which insurance is not available, including pandemics such as COVID-19; catastrophic accidents; fires; changes in the regulatory environment; impact of non-compliance with laws and regulations; labor disputes; natural phenomena such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company's premises, personal injury or death, environmental damage, resulting in adverse impacts on the Company's operations, costs, monetary losses, potential legal liability and future cash flows, earnings and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which it cannot insure or which it may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Technology risk

The Company's products and services are dependent upon advanced developments in its technologies which are susceptible to the impact of rapid technological change. There can be no assurance that the Company's products and services will not be seriously affected by, or become obsolete as a result of, such technological changes. Further, some of the Company's services are currently under development and there can be no assurance that these development efforts will result in a viable product or service as conceived by the Company or at all.

Competition

The clean energy technology industry is highly competitive, and the Company competes with a substantial number of companies that have greater financial, technical and marketing resources. As such, the Company is exposed to competition which could lead to loss of contracts or reduced margins and could have an adverse effect on the Company's business.

The Company's competitors may offer better solutions or value to the Company's prospective customers or substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company in the markets in which it operates will not have a material adverse effect on the Company's business. If the Company's competitors are successful in offering better pricing, service or products than the Company, this could render the Company's product and services offerings less desirable to merchant customers, resulting in the loss of merchant customers or a reduction in the price it could earn for its offerings.

Dependence on personnel

The Company's future success depends substantially on the continued services of its executive officers and its key development personnel. If one or more of its executive officers or key development personnel were unable to or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing company, the Company may lose know-how, key professionals and staff members.

Commodity prices

The potential profitability of the Company's operations will be significantly affected by changes in the market price of various renewable fuels and other commodity prices. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in renewable fuel and other commodity prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of diesel fuel has fluctuated widely in recent years, and future significant price declines could cause continued commercial production to be impracticable. Depending on the price of diesel fuels, potential cash flow from future operations may not be sufficient. Market fluctuations and the price of renewable fuels may render refining uneconomical. Short-term operating factors relating to the production of renewable fuels, such as the increased feedstock costs or drop in renewable fuel prices, could cause a proposed refining operation to be unprofitable in any particular period.

Volatility of common share price

The Company's common shares are listed for trading on the TSX, NASDAQ Capital Market and Frankfurt Exchange. As such, factors such as announcements of quarterly variations in operating results, revenues, costs and market conditions in the clean energy technology industry may have a significant impact on the market price of the Company's common shares. Global stock markets have from time-to-time experienced extreme price and volume fluctuations that have often been unrelated to the operations of particular companies. The same applies to companies in the technology and marketing sectors. There can be no assurance that an active or liquid market will develop or be sustained for the Company's common shares.

Dividends

The Company has not paid dividends to its shareholders in the past and does not anticipate paying dividends in the foreseeable future. The Company expects to retain its earnings, if any, to finance growth.

Failure to develop or market products or services

Given the highly competitive and rapidly evolving alternative energy technology environment the Company operates in, where the Company's products and services are subject to rapid technological change and evolving industry standards, it is important for the Company to constantly enhance its existing product offerings, as well as develop new product offerings to meet strategic opportunities as they evolve. The Company's ability to enhance its technologies, products, and services and to develop and introduce new innovative products and services to keep pace with technological developments and industry standards and the increasingly sophisticated needs of its clients and their customers will significantly affect its future success.

The Company's future success depends on its commercialization of the Company's technology, including its ability to design and produce new products and services, deliver enhancements to its existing products and services, accurately predict and anticipate evolving technology and respond to technological advances in its industry, and respond to its customers' shifting needs. While the Company anticipates that its research and development experience will allow it to explore additional business opportunities, there is no guarantee that those business opportunities will be realized. If the Company is unable to respond to technological changes, fails to or is delayed in developing products and services in a timely and cost-effective manner, the Company's products and services may become obsolete, which would negatively impact potential sales, profitability and the continued viability of the business.

Since developing new products and services in the alternative energy sector is very expensive, the Company may encounter delays when developing new technology solutions and services, and the investment in technology development may involve a long payback cycle. The Company's future plans include significant investment in technology solutions, research and development and related product opportunities. The failure to properly manage the expanding offering of products and services as well as the failure to develop and successfully market new products and services at favorable margins could have an adverse effect on the Company's business.

The reliability of the Company's technology will be critical to the success of the Company

The Company's reputation and ability to attract, retain and serve its customers are also dependent upon the reliable performance of its technology, products and services. The Company's technology is new, and as such it has no history on which the Company to build or rely. The Company may experience interruptions, outages and other performance problems related to its technology, products or services. Such disruptions may be due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints and inadequate design. A future rapid expansion of the Company's business could increase the risk of such disruptions. In some instances, the Company may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any errors, defects or security vulnerabilities discovered in the Company's offerings could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect the business, results of operations and financial condition of the Company.

If the Company is unable to protect its intellectual property rights, the Company's competitive position could be harmed, or the Company could be required to incur significant expenses to enforce its rights

The Company's ability to protect its intellectual property affects the success of the Company's business. The Company relies on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. The steps the Company has taken to protect its proprietary rights may not be adequate to preclude misappropriation of the Company's proprietary information or infringement of its intellectual property rights, and the Company's ability to police such misappropriation or infringement is uncertain. The intellectual property rights granted to the Company, if any, may not provide it with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to the Company, whether now or in the future. There is no guarantee that such parties will abide by the terms of such agreements or that the Company will be able to adequately enforce its rights.

Conflicts of interest

Certain directors and officers of the Company also serve, or may serve in the future, as directors and/or officers of other companies, or have significant shareholdings in other technology companies, and consequently conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies. There can be no assurance such conflicts of interests will be resolved to the benefit of the Company. However, any decision made by any of these directors and officers involving the Company must be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which these directors may have a conflict of interest in accordance with, and subject to such other procedures and remedies as applicable, under the BCBCA and other applicable laws.

PROPOSED TRANSACTIONS

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

APPROVAL

The Board of Directors oversees management's responsibility for financial reporting and internal control systems. The Board of Directors of the Company has approved the financial statements, and the disclosure contained in this MD&A on August 31, 2026.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's Chief Executive Officer and Chief Financial Officer, in accordance with National Instrument 52-109 ("NI 52-109"), have both certified that they have reviewed the financial report and this MD&A (the "Filings") and that, based on their knowledge having exercised reasonable diligence, (a) the Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made with respect to the period covered by the filings; and (b) the financial report together with the other financial information included in the Filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the Filings. The Company's internal controls over financial reporting ("ICFR") are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's management is responsible for establishing and maintaining adequate ICFR for the Company.

Management, including the CEO and CFO, does not expect that the Company's ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation.

CSA National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company's internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

OTHER REQUIREMENTS

Additional disclosure of the Company's material change reports, news releases and other information can be obtained on SEDARPLUS at www.sedarplus.com.